UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - Thursday August 25, 2005 1am PST

International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

AUGUST 2005 IHI PROGRESS REPORT

IHI OPTIMA HIGH RISE TOWERS

IHI is pleased to announce that the Company's Optima project is attracting significant interest from local and international developers and contractors, shareholders and buyers. That interest has resulted in considerably more than the equivalent of the project's first tower to be fully reserved. The Company's consultants continue to prepare all the necessary plans, details and specifications for the building permit for the project. The first IHI Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. IHI is ready to start manufacturing the panels of the project once the building permit is issued. For more details on the project please see previous News Releases. A full scale two bedroom suite, incorporating IHI pre-manufactured foundations, will be assembled at the Presentation Centre.

FIRST SHOW HOME FOR THE MIDDLE EAST MARKET

The Company is pleased to announce that an MOU has been entered into to establish a 5,000 square foot high-end "show home" in the Arabian Gulf region. The Company expects the home to be finished, erected on site, and ready for viewing before the end of January 2006.

ADDITIONAL PROTOTYPE PROJECTS FOR THE OIL AND MINING INDUSTRIES

The Company continues to develop additional innovative prototypes for the lucrative oil and mining industries in Canada. These IHI prototypes range from temporary housing accommodations to insulated and air tight storage units, mobile schools, mobile insulated environmental mats, septic tanks, commercial buildings, industrial shops and job site offices. IHI is continuing to manufacture mobile industrial buildings for the industry. A fully integrated prototype building, measuring 40x80x25 feet, has been designed to be fully erected within eight to sixteen hours, depending on the crew experience. The only site preparation for the building is a leveled compacted ground. The ground slab panels that are part of the three dimensional structure act as a floating foundation and are designed to accommodate 100,000 lbs caterpillar loader.

PATENTS STATUS

IHI is pleased to announce that all issued patents worldwide are in good standing. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 164 countries and pending in another 16 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents.

ON BEHALF OF THE BOARD OF DIRECTORS

"Roger A. Rached"

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: mailto:info@ihi.ca

Media Contact:

Susan Hahn & Associates

Telephone: 212-986-6286

Fax: 212-949-7274

Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: September 6, 2005

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO